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                                                                      EXHIBIT 58

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL ANNOUNCES DRAWDOWN OF OPIC LOAN

APRIL 1, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that following a visit by senior members from the Overseas Private Investment Corporation ("OPIC") to the InterOil refinery site in Papua New Guinea, it has received a third cash draw down of US$6 million dollars. To date US$43 million of the US$85 million loan amount has been received. Including today's announcement, US$12 million has been received this quarter. OPIC is an agency of the US Government with the goal of supporting infrastructure projects in emerging markets around the world. The proceeds of the loan are being utilized for the construction of InterOil's refinery located near the Papua New Guinea capital of Port Moresby. Upon completion approximately US$204 million will have been expended on the refinery project.

"We believe this powerful fact underscores OPIC's continued confidence in Papua New Guinea; in the InterOil refinery project, and our management team," said Phil Mulacek, CEO of InterOil. .

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                AUSTRALASIA
-------------                                -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX USA                              Cairns, Qld Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600